October 11, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Sue Ann Merrill
Chief Financial Officer and Secretary
376 Main Street, PO Box 74
Bedminster, New Jersey 07921

Re:	Kent Financial Services, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms10-QSB for the periods ended June 30, 2005 and March 31,
2005
	Commission file #: 001-07986

Dear Ms. Merrill:

We have reviewed your September 13, 2005 response letter and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies
Sale of T.R. Winston

1. We have reviewed your response to our prior comment number 1. However, we are unclear as to why the Company was not amortizing the
$390,000 of deferred compensation recognized in connection with the put option provided in the Amended and Restated LLC Agreement as compensation expense over the term of Mr. Galuchie`s employment agreement, since your response indicates that the deferred compensation relates to Mr. Galuchie`s employment agreement. Please advise or revise as appropriate. Also, please revise Note 1 to explain the nature and terms of the put option arrangement, the reasons it has been accounted for as deferred compensation, and the reason it has been reflected as an adjustment to the sales price for the sale of the Company`s remaining 40% interest in the T.R. Winston
& Company LLC. We may have further comment upon receipt of your response and our review of your revised disclosures.

Note 3.  Securities Owned

2. We note from your response to prior comment 4 that you have not recorded your investment in General Devices as an equity method investment because you do not have representation on the board of directors and you did not exert significant influence. Given your voting interest of 36.9%, please explain why you do not believe that you had the ability to exercise significant influence over General Devices, Inc. Note that APB 18 does not actually require an investor to exercise significant influence for the use of this method to be appropriate and representation on the Board of Directors is only one factor that should be considered in determining the appropriate treatment. Please revise to reflect this investment using the equity method of accounting or explain why you do not believe this is required. Refer to the guidance in FIN NO. 35.

Additionally, we note that during the second quarter of 2005 you have determined that it is appropriate to consolidate General Devices based on the guidance in FIN 46. Please tell us the nature and timing of the change of circumstances between December 31, 2004 and second quarter 2005 that resulted in your conclusion that your investment in
General Devices did not need to be consolidated as of December 31, 2004 under the guidance in FIN 46 but did require consolidation at June 30, 2005.

Note 4. Acquisition of Cortech

3. We have reviewed your response to our prior comment number 6 but continue to have concern that the accounting treatment used for Cortech prior to the June 2004 transaction in which AVF acquired 139,328 shares of Cortech was not appropriate. In your response to our prior comment, you indicate that the AVF accounted for the shares of Cortech previously held as trading securities at fair value, and that the use of this method did not materially differ from that which would result from the use of the equity method of accounting. Please explain in detail your basis for this conclusion. As part of your response, tell us the equity in earnings that would have been recognized during 2003 and 2004 from this investment had the equity method been used during these periods. Also, tell us the earnings or losses recognized due to changes in fair value during the periods presented in your financial statements. We may have further comment upon receipt of your response.





4. We note from your response to prior comment 7 that you have revised Note 4 to include information for the year ended December 31,
2004 required by paragraph 47 and 48 of SFAS No. 123. Please revise your note to also include the information for the year ended December
31, 2003. Additionally, please include a description of the method and significant assumptions used during the year to estimate the fair values of options (used in the pro forma table on page F-11), including the following weighted-average information: (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends. See paragraph 47(d) of SFAS No. 123.

Note 6. Kent Educational Services, Inc.

5. We note from your response to prior comment 9 that you recorded goodwill of $90,000 due to the acquisition of Academy assets. Please explain in detail why no identifiable intangible assets other than goodwill were recognized in connection with the acquisition of these two entities. Your response should explain why you believe there are no other intangible assets such as customer relationships, customer lists, customer contracts, online computer system, "rep" agreements, trade names, computer software and/or maintenance and service contracts or similar assets, recognized in connection with this acquisition. In addition, please tell us the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No.141 and EITF 02-17.
Additionally, please revise Note 6 to disclose the information included in your response to our comment 9.

Note 16.  Unaudited Pro Forma Financial Information

6. We note from your response to prior comment 12 that you have revised Note 16 to include proforma statements of operations for both years ended December 31, 2003 and 2004. Please revise to include only a proforma statement of operation for the year ended December 31, 2004. See Item 310(d)(2)(i) of Regulation S-B. Additionally, please tell us and disclose how the amounts of adjustment (g) related to the general and administrative expenses of Cortech, and adjustment
(i) related to the minority interest in Cortech, were calculated or determined.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
15
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Sue Ann Merrill
Kent Financial Services, Inc.
October 11, 2005
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